

SO
3-4-02

K9 2/28

OMB APPROVAL
OMB Number: 3235-0123
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SECURI 02006420 MISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-16750

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2002
340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 MINNESOTA WORLD TRADE CENTER, 30 EAST SEVENTH STREET
(No. and Street)

SAINT PAUL	MINNESOTA	55101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK E LARSON/ROBERT P JOHNSON (651) 227-7333
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOULAY, HEUTMAKER, ZIBELL & COMPANY P.L.L.P.
(Name — *if individual, state last, first, middle name*)

5151 EDINA INDUSTRIAL BLVD SUITE 500	MINNEAPOLIS	MINNESOTA	55439
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL
3/11/02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, MARK E LARSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEI SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public



BARBARA J. KOCHEVAR
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital. (STATEMENT OF OPERATIONS & RETAINED EARNINGS)
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (3)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (2)
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. (2)
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (1)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (1)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (1)
- X (o) Internal Control Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) Not Applicable.
(2) Exemption Under Rule 15c 3-3 (k) (2) (b).
(3) There Were No Reconciling Items Between The Audited Compution Of Net Capital And The Corresponding Unaudited Focus Report.

REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
AEI Securities, Inc.:

We have audited the accompanying statement of financial condition of AEI Securities, Inc. as of December 31, 2001 and 2000 and the related statements of operations and retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AEI Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Minneapolis, Minnesota
January 23, 2002

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

AEI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31

ASSETS

	2001	2000
CURRENT ASSETS:		
Cash	$ 277,833	$ 137,873
Receivable from Related Companies	11,868	32,443
Prepaid Insurance	616	1,260
Total Current Assets	290,317	171,576
Prepaid Insurance - Net of Current Portion	0	616
Total Assets	$ 290,317	$ 172,192

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
LIABILITIES:		
Commissions Payable	$ 1,590	$ 0
STOCKHOLDER'S EQUITY:		
Common Stock, no par value, 2,500 shares authorized and issued	12,500	12,500
Additional Paid-In-Capital	37,500	37,500
Retained Earnings	238,727	122,192
Total Stockholder's Equity	288,727	172,192
Total Liabilities and Stockholder's Equity	$ 290,317	$ 172,192

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31

OPERATIONS

	2001	2000
REVENUES:		
Commissions	$ 740,236	$ 878,890
Interest	6,040	8,134
Total Revenues	746,276	887,024
EXPENSES:		
Commissions Reallowed	552,475	722,490
Underwriting	29,286	2,920
General and Administrative	7,980	11,407
Total Expenses	589,741	736,817
NET INCOME	156,535	150,207

RETAINED EARNINGS

	2001	2000
BALANCE, beginning of year	122,192	56,985
DISTRIBUTION	(40,000)	(85,000)
BALANCE, end of year	$ 238,727	$ 122,192

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 156,535	$ 150,207
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
(Increase) Decrease in Receivable from Related Companies	20,575	(21,779)
Decrease in Prepaid Insurance	1,260	1,260
Increase in Commission Payable	1,590	0
Total Adjustments	23,425	(20,519)
Net Cash Provided By Operating Activities	179,960	129,688
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions	(40,000)	(85,000)
NET INCREASE IN CASH	139,960	44,688
CASH, beginning of year	137,873	93,185
CASH, end of year	$ 277,833	$ 137,873

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

(1) Summary of Organization and Significant Accounting Policies -

AEI Securities, Inc. (Company) is a licensed broker-dealer under the jurisdiction of the National Association of Securities Dealers, Inc. The Company's major source of income is commissions earned on the sale of units in limited partnerships and limited liability companies which have been organized by Robert P. Johnson and affiliated entities. Revenue is recognized when the minimum number of units have been accepted under the respective agreements.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

(2) Cash Concentrations of Credit Risk -

At times throughout the year, the Company's cash deposited in financial institutions may exceed FDIC insurance limits.

(3) Related Party Transactions -

Robert P. Johnson is the sole stockholder and president of the Company. Mr. Johnson is also the majority stockholder of AEI Fund Management, Inc. and the 100% owner of ten S-Corporations which are the managing general partners of several limited partnerships for which the Company has sold limited partnership units.

The Company and its affiliates have common management and utilize the same facility. As a result, certain general and administrative expenses and underwriting costs are allocated among these related companies. The Company is reimbursed for certain general and administrative costs by partnerships whose offering was underwritten by the Company. In 2001 and 2000, these reimbursements totalled $10,482 and $14,053, respectively. These costs consisted of license fees, broker bond insurance, NASD filing costs, professional fees and overhead costs necessary to maintain the Company as a licensed broker/dealer with the NASD.

(4) Income Taxes -

The Company elected S-Corporation status in 1988. As a result, the income or loss of the Company for Federal and State income tax reporting purposes is includable in the income tax return of the sole stockholder. Accordingly, there is no provision for income taxes.

AEI SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

(Continued)

(5) Net Capital Requirements -

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This Rule provides that aggregate indebtedness, as defined, may not exceed 15 times net capital, as defined. Alternatively, the Company's net capital may not be less than $5,000 or 6-2/3% of total aggregate indebtedness. As of December 31, 2001 and December 31, 2000, the Company had net capital of $276,243 and $137,873, respectively, which exceeded the required net capital by $271,243 and $132,873, respectively. Its ratio of aggregate indebtedness to net capital was .01 to 1 and .00 to 1, respectively.

SCHEDULE I

AEI SECURITIES, INC.

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO ADJUSTED NET CAPITAL (Rule 15c3-1)

DECEMBER 31, 2001

Total Assets	$ 290,317
Less - Aggregate Indebtedness	1,590
Unadjusted Capital	288,727
Adjustments:	
Receivable from Related Companies	(11,868)
Prepaid Insurance	(616)
Adjusted Net Capital	$ 276,243
Ratio of Aggregate Indebtedness to Adjusted Net Capital	.01:1



BOULAY, HEUTMAKER, ZIBELL & CO. P.L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS



To the Stockholders of
AEI Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of AEI Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 SENTINEL BLDG. 5151 EDINA INDUSTRIAL BLVD. MINNEAPOLIS, MN 55439 (952) 893-9320 FAX: (952) 835-7296 www.bhz.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealer Regulations, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
January 23, 2002

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER		SEC FILE NO.	
		8-16750	14
		FIRM ID. NO.	
AEI SECURITIES, INC	13	41-0974576	15
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)		FOR PERIOD BEGINNING (MM/DD/YY)	
1300 MINNESOTA WORLD TRADE CTR 30 E 7TH STREET (No. and Street)	20	10/01/01	24
		AND ENDING (MM/DD/YY)	
SAINT PAUL [21] (City) MINNESOTA [22] (State) 55101 (Zip Code)	23	12/31/01	25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code)—Telephone No.	
MARK E LARSON/ROBERT P JOHNSON	30	651-227-7333	31
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

IIA
4M-006158-J
AEI SECURITIES INC
1300 MINNESOTA WORLD TRADE CTR
30 EAST SEVENTH STREET
SAINT PAUL MN 55101

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 22ND day of FEBRUARY 2002

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER | N 3 | 100
AEI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-01 [99]
SEC FILE NO. 8-1675 [98]
Consolidated [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 277,833	200			$ 277,833	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355	11,868	600	11,868	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	616	735	616	930
12. TOTAL ASSETS	$ 277,833	540	$ 12,484	740	$ 290,317	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AEI SECURITIES, INC as of 12-31-01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	1,590	1205		1385	1,590	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]						
B. Securities borrowings, at market value:				1410		1720
from outsiders $ [990]						
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 1,590	1230	$	1450	$ 1,590	1760

Ownership Equity

21. Sole proprietorship		$	1770
22. Partnership (limited partners $ [1020])			1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		12,500	1792
C. Additional paid-in capital		37,500	1793
D. Retained earnings		238,727	1794
E. Total		288,727	1795
F. Less capital stock in treasury		( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 288,727	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 290,317	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AEI SECURITIES, INC.

For the period (MMDDYY) from 10/1/2001 [3932] to 12/31/2001 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions		397,326	3939
d. Total securities commissions		397,326	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		971	3995
9. Total revenue		$ 398,297	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		$	4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers		293,931	4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses			4195
15. Other expenses		29,991	4100
16. Total expenses		$ 323,922	4200

NET INCOME

Item		Amount	Code
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 74,375	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 74,375	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 5,240	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of 12-31-01
AEI SECURITIES, INC	

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1	X	4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335]		4570
D. (k) (3)—Exempted by order of the Commission		4580

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AEI SECURITIES, INC **as of** 12-31-01

COMPUTATION OF NET CAPITAL

Line	Item	Amount	Code	Amount	Code
1.	Total ownership equity from Statement of Financial Condition			$ 288,727	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			288,727	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 288,727	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 12,484	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(12,484)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 276,243	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 276,243	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AEI SECURITIES INC as of 12-31-01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Description	Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)	$ 106	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 271,243	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) [22]	$ 276,084	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description	Amount	Code	Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 1,590	3790
17.	Add:				
	A. Drafts for immediate credit [21]	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$ 0	3820	$ 0	3830
19.	Total aggregate indebtedness			$ 1,590	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 1	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description	Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) [23]	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
AEI SECURITIES, INC

For the period (MMDDYY) from 10/1/2001 to 12/31/2001

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 214,352	4240
A. Net income (loss)			74,375	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 288,727	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

OMB APPROVAL
OMB # 3235-0123
Expires May 31, 1987

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FOCUS REPORT
FORM X-17A-5
SCHEDULE I

(To be filed annually as of the end of calendar year)

Contents

Schedule I INFORMATION REQUIRED OF ALL BROKERS AND DEALERS PURSUANT TO RULE 17a-5

* * * * *

AEI SECURITIES, INC
Name of Respondent

SEC 1475 (12-84)

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

FORM X-17A-5

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2001 [8004]
or if less than 12 months

Report for the period beginning 01/01/01 [8005] (MM DD YY) and ending 12/31/01 [8006] (MM DD YY)

SEC FILE NUMBER: 8-16750 [8011]

1. NAME OF BROKER DEALER: AEI SECURITIES, INC. [8020] | N | 9 | OFFICIAL USE ONLY — Firm No. — M M Y Y [8021]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

NAME		OFFICIAL USE ONLY	
NAME:	8053		8057
NAME:	8054		8058
NAME:	8055		8059
NAME:	8056		8060

3. Respondent conducts a securities business exclusively with registered broker-dealers: (enter applicable code: 1=Yes 2=No) 2 [8073]

4. Respondent is registered as a specialist on a national securities exchange: (enter applicable code: 1=Yes 2=No) 2 [8074]

5. Respondent makes markets in the following securities:
   (a) equity securities . . . . . (enter applicable code: 1=Yes 2=No) 2 [8075]
   (b) municipals . . . . . (enter applicable code: 1=Yes 2=No) 2 [8076]
   (c) other debt instruments . . . . . (enter applicable code: 1=Yes 2=No) 2 [8077]

6. Respondent is registered solely as a municipal bond dealer: (enter applicable code: 1=Yes 2=No) 2 [8078]

7. Respondent is an insurance company or an affiliate of an insurance company: (enter applicable code: 1=Yes 2=No) 2 [8079]

8. Respondent carries its own public customer accounts: (enter applicable code: 1=Yes 2=No) 2 [8084]

9. Respondent's total number of public customers accounts:
   (carrying firms filing X-17A-5 Part II only)
   (a) Public customer accounts . . . . . 0 [8080]
   (b) Omnibus accounts . . . . . 0 [8081]

10. Respondent clears its public customer and/or proprietary accounts: (enter applicable code: 1=Yes 2=No) 2 [8085]

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

Item	Entry	Code
(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing	▼9	8089
(e) Other		8090
If Other please describe:		
(f) Not applicable	1	8091

12. (a) Respondent maintains membership(s) on national securities exchange(s):

(enter applicable code: 1=Yes 2=No) 2 8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

Exchange	Entry	Code
(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest	▼10	8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

Item	Entry	Code
(a) Number of full-time employees	0	8101
(b) Number of full-time registered representatives employed by respondent included in 13 (a)	0	8102

Item	Entry	Code
14. Number of NASDAQ stocks respondent makes market	▼11 0	8103
15. Total number of underwriting syndicates respondent was a member	0	8104

(Carrying or clearing firms filing X-17A-5 Part II)

16. Number of respondent's public customer transactions:

Item	Entry	Code
Actual	0	8105
Estimate	0	8106
(a) equity securities transactions effected on a national securities exchange	0	8107
(b) equity securities transactions effected other than on a national securities exchange	0	8108
(c) commodity, bond, option, and other transactions effected on or off a national securities exchange	0	8109

FOCUS REPORT

Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation	(enter applicable code: 1=Yes 2=No)	1	8111
18. Number of branch offices operated by respondent.............. ONE MAIN OFFICE		0	8112
19. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank	(enter applicable code: 1=Yes 2=No)	2	8113
20. (a) Respondent is a subsidiary of a registered broker-dealer	(enter applicable code: 1=Yes 2=No)	2	8114
(b) Name of parent ______ 8116			
21. Respondent is a subsidiary of a parent which is not a registered broker or dealer	(enter applicable code: 1=Yes 2=No)	2	8115
22. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations:	(enter applicable code: 1=Yes 2=No)*	2	8117
23. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period		$ 0	8118

**Required in any Schedule I filed for the calendar year 1978 and succeeding years.*